FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....       February.................................................................     , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X            Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes              No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date..... February 1, 2008....	By....../s/...... Hiroshi Kawashimo................. (Signature)*

  Hiroshi Kawashimo
  Deputy Senior General Manager
  Global Finance Center
  Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1.   Notice Regarding Commencement of Tender Offer by Subsidiary

February 1, 2008

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa
Managing Director & Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Commencement of Tender Offer by Subsidiary
Canon Inc.’s subsidiary, Canon Finetech Inc., decided at its Board of Directors meeting held on February 1, 2008, to acquire shares of common stock in Nisca Corporation (Securities code: 6415, listed on Jasdaq Securities Exchange) through tender offer as described in the attached document.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

February 1, 2008

Company Name:	Canon Finetech Inc.

(Code Number:	6421, First Section of the Tokyo Stock

Exchange)

Representative:	Ikuo Soma,

President and Representative Director

Contact:	Yuji Inoue,

Executive Director

Tel: +81-48-949-2111
ANNOUNCEMENT OF COMMENCEMENT OF TENDER OFFER
FOR SHARES OF NISCA CORPORATION (LISTED SUBSIDIARY OF TENDER OFFEROR)
Canon Finetech (the “Company” or the “Tender Offeror”) is pleased to announce that the Company, at a board meeting held on February 1, 2008, resolved to launch a tender offer (the “Tender Offer”) with a view to acquiring all of the outstanding shares of common stock issued by Nisca Corporation (the “Target Company”) and to making it a wholly-owned subsidiary of the Company. The Company is contemplating making the Target Company a wholly-owned subsidiary through the Tender Offer and a series of procedures to be taken after the Tender Offer.
If the Company fails to acquire all of the outstanding shares of the Target Company through the Tender Offer, the Company intends to implement a share exchange (kabushiki-koukan) whereby the Target Company will become a wholly-owned subsidiary of the Company (including but not limited to a share exchange whereby money, etc. is delivered in exchange for the Target Company’s shares; the “Share Exchange”), providing an opportunity for the Target Company’s shareholders to exercise their appraisal rights, after completion of the Tender Offer. It is possible, however, that the Company will take other measures to the same effect, instead of the Share Exchange, to acquire all of the outstanding shares of the Target Company (hereinafter collectively, including the Share Exchange, referred to as the “Second Process”) depending upon, among others, the competent authorities’ interpretation of related laws and regulations.
In addition, since the Company has not set any upper limit on the number of shares to be purchased through the Tender Offer, subject to the outcome of the Tender Offer, the shares of the Target Company may be delisted upon completion of the Tender Offer following the prescribed procedures pursuant to the delisting criteria of Jasdaq Securities Exchange, Inc. (the “JASDAQ Stock Exchange”). Also, even in the event that the outcome of the Tender Offer does not make the shares of the Target Company delisted under such criteria, the shares will eventually be delisted, following the prescribed procedures in accordance with such criteria, as the Target Company is expected to become a wholly-owned subsidiary of the Company through the Second Process. After the delisting, the shares of the Target Company may no longer be traded on the JASDAQ Stock Exchange.
1. Purpose of the Tender Offer
(1)	Outline of the Tender Offer

The Target Company is a consolidated subsidiary of the Company by virtue of its holding of 51.00% of the total number of issued shares in the Target Company. The Company is now launching the Tender Offer with a view to acquiring all of the shares of common stock issued by the Target Company (excluding the Target Company’s shares already held by the Company and treasury shares held by the Target Company; hereinafter the same).

(2)	Decision Making Process for the Launch of the Tender Offer

The Company is principally engaged in independent development, design and manufacture of multifunctional printers (“MFP”), which form the main body of office machines, and peripheral devices for office machines, and, with a view to establishing a firm foundation for such business, the Company is steadily pursuing important policies such as development of well-defined business domains and reorganization of business locations. Also, in the mid-term consolidated business plan, the Company is targeting consolidated sales of JPY 220 billion and consolidated ordinary profit ratio of 8.2% in 2010 and is striving to create new enterprise value as a manufacturing company of originally developed products.

The Target Company was founded in 1960 for the purpose of producing optical measuring instruments, and began producing peripheral devices for copy machines in 1978. The Target Company is now in the business of development and manufacture of peripheral devices for office machines. The Target Company registered with the Japan Securities Dealers Association for over-the-counter stock exchange in 1990, and was listed on the JASDAQ Stock Exchange in 2004. The Company made the Target Company an affiliated company in 1997 by capital injection of 28%, and further made it a consolidated subsidiary in 2000 by additional capital injection of 23%.

Development, design and manufacture of high quality product lines with strong competitive power, supported by differentiated skills, is essential for the Company group including the Target Company group as a developing and manufacturing company with original business ratio (ratio of originally developed and manufactured products) of over 80%. Especially, optimal utilization of resources, in cooperation with the Target Company group, is needed for the Company group. In terms of production, for the purpose of centralization of the Company group’s production resources and optimal allocation of production bases, the Company is carrying out reorganization of production bases located in southern and eastern China. Notably, in southern China, the Company sold to the Target Company 51% of the shares of the Company’s subsidiary in the business of production of peripheral devices for office machines in July 2007 and the Company has been striving for further enhancement of its operating base. Furthermore, the Company is aiming at centralizing its production bases in southern China for peripheral devices for office machines in the fourth quarter of 2008.

The market environment of peripheral devices for office machines is substantially changing due to, among others, commencement of independent development/production of peripheral devices by the manufacturers of a main body of office machines, decrease of profit margins of peripheral devices resulting from price reduction of office machines, and increasing cost of development/production investment in peripheral devices for POD models, and the Company cannot be optimistic about the future of peripheral devices for office machines, which are the pillar of the Company’s profits. Given the foregoing, in order to achieve the goal in 2010, the Company group deems it the largest challenge to restructure the business of peripheral devices for office machines. The Company group is, with a view to establishing stronger operating base for further expansion of office machines business, intending to improve development/design of the products and to accelerate business expansion of differentiated products, by allocating MFP to the Company and peripheral devices for office machines to the Target Company, and thereupon making business domains defined clearer. With this business strategy, the Company group is aiming at becoming the leader in the market of peripheral devices for office machines.

In order to avoid profit outflow, to invest more business resources in the Target Company and to pursue flexibility and efficiency of consolidated business operations, the Company decided to make the Target Company a wholly-owned subsidiary through the Tender Offer. The Company group desires to be the leader in the market of peripheral devices for office machines by organically combining the Target Company’s strong product development capability and the low cost operation to be attained through a production revolution, with the the Company’s business resources.

Regardless of the outcome of the Tender Offer, the Target Company is planning to propose an agenda item, at the annual shareholders’ meeting of the Target Company to be held in March 2008, to appoint Mr. Yasuaki Waki, who is a director of the Company and an advisor to the Target Company, as a director of the Target Company. Mr. Yasuaki Waki is expected to resign his position as a director of the Company as of the closing of the annual shareholders’ meeting of the Company to be held in March 2008, when his term of office expires.

Also, the Target Company, at a board meeting held on February 1, 2008, resolved to support the Tender Offer and to recommend the shareholders of the Target Company to tender their shares in the Tender Offer.

(3)	Measures Taken to Ensure Fairness of the Tender Offer Price

In order to ensure the fairness of the Tender Offer Price for the Target Company’s shares in the Tender Offer, the Company obtained a valuation report (the “Valuation Report”) from its financial adviser, Nomura Securities Co., Ltd. (“Nomura Securities”), which is a third party appraiser independent from both the Company and the Target Company. (Please note, however, that the Company has not obtained a fairness opinion from any third-party appraisers.) The Valuation Report was prepared based on the business plan which was examined by the Company based on the mid-term business goal provided by the Target Company to the Company. The Company examined the Tender Offer Price of 2,010 yen per share, referring to the Valuation Report prepared by Nomura Securities, considering the premiums granted over the market price in past tender offer cases for share certificates, etc. launched by non-issuers. Furthermore, the Tender Offer Price was determined after review of such factors as (i) whether or not the Target Company would support the Tender Offer, (ii) trends in the market price of the Target Company’s shares, and (iii) the outlook for the Tender Offer and other factors, as well as the results of discussions and negotiations with the Target Company. The Purchase Price of 2,010 yen in the Tender Offer is equal to the average closing price of 865 yen (rounded off to the nearest whole number) of the common stock of the Target Company quoted on the JASDAQ Stock Exchange for the past 1 month (from January 4, 2008 through January 31, 2008) plus a premium of 132.37% (rounded to the second decimal place), and the closing price of 926 yen (rounded off to the nearest whole number) for the common stock of the Target Company quoted on the JASDAQ Stock Exchange for the past 3 months (from November 1, 2007 to January 31, 2008), plus a premium of 117.06% (rounded to the second decimal place).

The Target Company believed it necessary to follow deliberate procedures with respect to the price and other terms and conditions of the Tender Offer in order to ensure fairness thereof for the benefit of the shareholders of the Target Company other than the Company, because the Company is a parent company of the Target Company, and the Target Company resolved to newly establish an independent assessment committee consisting of the members independent from both the Tender Offeror and the Target Company and to consult the committee on the appropriateness, etc. of the Tender Offer. Thereafter, the committee, whose members were appointed by the board of directors of the Target Company, submitted to the board of directors its report regarding the items submitted for deliberation.

Also, the Target Company received a valuation report on the shares from Deloitte Tohmatsu FAS (“Deloitte Tohmatsu”), which is a third party appraiser independent from both the Company and the Target Company.

On the basis of the said reports, the Target Company, at a board meeting held on February 1, 2008, carefully reviewed the terms and conditions of the Tender Offer and resolved to support the Tender Offer, recommending the shareholders of the Target Company to tender their shares in the Tender Offer. (Please note, however, that the Target Company has not obtained a fairness opinion from any third-party appraisers.)

(4)	Measures to Avoid Conflict of Interests

In order to avoid any conflict of interests between the Company and the Target Company, as noted above, the Company and the Target Company separately obtained, from a third party appraiser independent from both the Company and the Target Company, valuation reports regarding the Target Company’s shares and referred to such reports to determine the purchase price for the Target Company’s shares or to decide whether or not to support the Tender Offer.

Also, the resolution of the above Target Company’s board meeting was adopted, with reference to the valuation report from Deloitte Tohmatsu, the decision made by the independent assessment committee described above and the advice from the Target Company’s legal advisor, Bingham McCutchen Murase LLP, Sakai Mimura Aizawa Law Office – Foreign Law Joint Enterprise.

In addition, in order to avoid any conflict of interests between the Company and the Target Company, the following corporate auditors of the Target Company refrained from presenting their opinions in the discussions and in relation to the resolution of the board meeting of the Target Company regarding the Tender Offer: Minoru Fujishima and Noriaki Yoshida, each concurrently serving as an employee of the Company. Also, in order to avoid any conflict of interests between the Company and the Target Company, the board of directors of the Target Company refrained from seeking any advice in connection with the Tender Offer from the Target Company’s advisor, Yasuaki Waki, serving concurrently as a director of the Company.

(5)	The Second Process

Since the Company has not set any upper limit or lower limit to the number of shares to be purchased through the Tender Offer, all of the tendered share certificates, etc. will be purchased through the Tender Offer.

If the Company fails to acquire all of the outstanding shares of the Target Company through the Tender Offer, the Company intends to acquire all of the outstanding shares of the Target Company through implementation of the Share Exchange, providing an opportunity for the Target Company’s shareholders to exercise their appraisal rights, after completion of the Tender Offer. The Company may make use of a short form structural reorganization (ryaku-shiki-soshiki-saihen) as provided in Article 784, Paragraph 1 of the Companies Act with regard to the Share Exchange, and the Share Exchange may be implemented without any resolution by the shareholders’ meeting of the Target Company.

It is possible, however, that the Company will take other measures to the same effect, instead of the Share Exchange, to acquire all of the issued shares of the Target Company depending upon, among others, the competent authorities’ interpretation of related laws and regulations, the Company’s shareholding ratio after the Tender Offer, and the shareholding status of other shareholders than the Company after the Tender Offer. Although the number/amount of shares or money, etc. to be delivered in connection with the Second Process has not been decided, the economic value of the Target Company’s shares for the purpose of determining such number/amount of shares or money, etc. is expected to be calculated based upon the offer price in the Tender Offer, in principle. However, such economic value can be different from the offer price due to such special factors as changes in the circumstances surrounding the Target Company’s business, fluctuations in the stock markets and fluctuations in the results of the operations of the Company and the Target Company. Under certain circumstances, shareholders of the Target Company may have the appraisal right pursuant to applicable laws; which price may differ from the offer price in the Tender Offer or the economic value which the Target Company’s shareholders receive in connection with the Second Process. The shareholders of the Target Company are kindly requested to consult with their tax advisors with respect to tax-related matters in connection with the Tender Offer, the Second Process and exercise of the appraisal right in the Second Process.

The Tender Offer does not constitute a solicitation to the Target Company’s shareholders as to how they should vote at the general shareholders’ meetings that may be held in connection with the aforementioned procedures.

(6)	Possibility of Delisting and Reason for Aiming for Delisting

The shares of the Target Company are currently listed on the JASDAQ Stock Exchange. However, since the Company has not set any upper limit on the number of shares to be purchased through the Tender Offer, subject to the outcome of the Tender Offer, the shares of the Target Company may be delisted upon completion of the Tender Offer, following the prescribed procedures pursuant to the JASDAQ Stock Exchange’s delisting criteria. Also, even in the event that the outcome of the Tender Offer does not make the shares of the Target Company delisted under such criteria, the shares will eventually be delisted following the prescribed procedures, in accordance with such criteria, as the Target Company is expected to become a wholly-owned subsidiary of the Company through the Second Process as mentioned in (5) above. After the delisting, the shares of the Target Company may no longer be traded on the JASDAQ Stock Exchange.

(7)	Reason for Aiming for Delisting

Although the delisting of the shares of the Target Company itself is not the purpose of the Tender Offer, the Company decided to launch the Tender Offer with a view to making the Target Company a wholly-owned subsidiary of the Company, believing it necessary to make the Target Company a wholly-owned subsidiary in order to avoid profit outflow, to invest more business resources in the Target Company and to pursue flexibility and efficiency of consolidated business operations, which the Company believes will benefit the shareholders of both the Company and the Target Company.

(8)	Important Agreements between the Tender Offeror and the Shareholders of the Target Company regarding Application for the Tender Offer

N/A
2. Outline of the Tender Offer
(1)	Outline of the Target Company

1) Company Name	Nisca Corporation

2) Description of Business	Manufacturing and selling of OA equipment and optical measuring instruments

3) Date of Incorporation	January 8, 1960

4) Address of Head Office	430-1, Kobayashi, Masuho-cho, Minamikoma-gun, Yamanashi-ken

5) Name and Title of the	Mamoru Tanaka
Representative	President and Representative Director

6) Amount of Paid-in Capital	2,102,430 thousand yen

7) Major Shareholders and	Canon Finetech Inc.	51.00%
Shareholding Ratio	The Yamanashi Chuo Bank, Ltd.	4.30%
	Nidec Logistics Corporation	3.32%
	Kinuko Yamada	2.93%

Nisca PS Association	2.85%
Nisca Employees Shareholding Association	2.57%
UBS AG LONDON Account-IPB Segregated Client Account
(Securities Business Division, Citibank, Japan Ltd., Standing Proxy)	1.51%
The Master Trust Bank of Japan, Ltd. (Trust account)	1.47%
Minami Nippon Bank, Ltd.	1.11%
BK Finance Ltd.	0.82%
(as of June 30, 2007)

Capital Relationship	The Company owns approximately 51.00% of the total number of issued shares in the Target Company (5,236,000 shares) (as of June 30, 2007).

8) Relationship, etc. between the Tender Offeror and the Target Company	Personnel Relationship	Mr. Yasuaki Waki, director of the Company, is
concurrently serving as an adviser to the Target
Company. Regardless of the outcome of the
Tender Offer, the Target Company is planning to
propose an agenda item, at the annual
shareholders’ meeting of the Target Company to be
held in March 2008, to appoint Mr. Yasuaki Waki
as a director of the Target Company. Mr. Yasuaki
Waki is expected to resign his position as a
director of the Company as of the closing of the
annual shareholders’ meeting of the Company to
be held in March 2008, when his term of office
expires.
Minoru Fujishima and Noriaki Yoshida, the Target
Company’s corporate auditors, are concurrently
serving as an employee of the Company.

Business Relationship	The Company is purchasing products from the Target Company.

Status as a Related Party	The Target Company is a consolidated subsidiary of the Company, and a related party of the Company.

(2)	Duration of the Tender Offer
a.	Tender Offer Period as of the filing of the Tender Offer Registration Statement (the “Registration Statement”)

From Monday, February 4, 2008 to Monday, March 17, 2008 (30 business days)

b.	Possible extension of the Tender Offer Period at the Target Company’s request

N/A
(3)	Purchase Price in the Tender Offer: 2,010 yen per share

(4)	The Basis of Calculation, etc. of Purchase Price of the Tender Offer
a.	Basis of Calculation

The Company obtained the Valuation Report from its financial adviser, Nomura Securities, which is a third party appraiser independent from both the Company and the Target Company on January 31, 2008, and referred to it in determining the purchase price for the Target Company’s common stock in the Tender Offer.

Nomura Securities calculated the value per share of the common stock of the Target Company utilizing the Average Stock Price Analysis, the Comparison of Similar Companies Analysis and the Discounted Cash Flow Analysis (the “DCF Analysis”). The Valuation Report indicated that the value per share of the common stock of the Target Company was 859 yen – 931 yen based on the Average Stock Price Analysis, 1,340 yen – 1,460 yen based on the Comparison of Similar Companies Analysis and 1,583 yen – 2,038 yen based on the DCF Analysis. With respect to the Average Stock Price Analysis, the valuation has been made based on the average closing price of the Target Company’s shares on the JASDAQ Stock Exchange during each of the following periods:

Valuation per Share
Application Period of the Share Price

Closing price of the latest business day for calculation	January 30, 2008	863 yen

3 business days’ average following the latest disclosure of a material event (juyo-jijitsu)	January 28, 2008 to January 30, 2008	859 yen

Last 1-month average	January 4, 2008 to January 30, 2008	865 yen

Last 3-month average	October 31, 2007 to January

30, 2008	931 yen

Calculation Result	859 yen – 931 yen

The latest disclosure of a material event appearing in the above chart means the Target Company’s announcement on January 25, 2008 of a summary report on its financial results (kessan-tanshin) for the fiscal year ended December 31, 2007.

In determining the purchase price in the Tender Offer, the Company reviewed the per share values presented by each method shown in the Valuation Report prepared by Nomura Securities, and the Company also considered the premiums granted over the market price in past tender offer cases for share certificates, etc. launched by non-issuers. The Valuation Report was prepared based on the business plan which was examined by the Company based on the mid-term business goal provided by the Target Company to the Company. Furthermore, the Tender Offer Price of 2,010 yen per share was determined after review of such factors as (i) whether or not the Target Company would support the Tender Offer, (ii) trends in the market price of the Target Company’s shares, and (iii) the outlook for the Tender Offer and other factors, as well as the results of discussions and negotiations with the Target Company. The Purchase Price in the Tender Offer is equal to the average closing price of 865 yen (rounded off to the nearest whole number) of the common stock of the Target Company quoted on the JASDAQ Stock Exchange for the past 1 month (from January 4, 2008 through January 31, 2008) plus a premium of 132.37% (rounded to the second decimal place), and the closing price of 926 yen (rounded off to the nearest whole number) for the common stock of the Target Company quoted on the JASDAQ Stock Exchange for the past 3 months (from November 1, 2007 to January 31, 2008), plus a premium of 117.06% (rounded to the second decimal place).

b.	Process of the Calculation

The market environment of peripheral devices for office machines is substantially changing due to, among others, commencement of independent development/production of peripheral devices by the manufacturers of a main body of office machines, decrease of profit margins of peripheral devices resulting from price reduction of office machines, and increasing cost of development/production investment in peripheral devices for POD models, and the Company cannot be optimistic about the future of peripheral devices for office machines, which are the pillar of the Company’s profits. Given the foregoing, in order to achieve the goal in 2010, the Company group deems it the largest challenge to restructure the business of peripheral devices for office machines. The Company group is, with a view to establishing stronger operating base for further expansion of office machines business, intending to improve development/design of the products and to accelerate business expansion of differentiated products, by allocating MFP to the Company and peripheral devices for office machines to the Target Company, and thereupon making business domains defined clearer. With this business strategy, the Company group is aiming at becoming the leader in the market of peripheral devices for office machines. In order to avoid profit outflow, to invest more business resources in the Target Company and to pursue flexibility and efficiency of consolidated business operations, the Company decided to make the Target Company a wholly-owned subsidiary through the Tender Offer.

The Company appointed Nomura Securities, which is a third party appraiser independent from both the Company and the Target Company, as the Company’s financial adviser in December 2007 and started detailed examination and discussions/negotiations with the Target Company regarding the Tender Offer. The purchase price in the Tender Offer was determined in the following manner:

I.	Name of the third party that provided a valuation report in determining the offer price

The Company obtained the Valuation Report on January 31, 2008, from Nomura Securities as a reference for determining the purchase price in the Tender Offer.

II.	Outline of the Valuation Report

Nomura Securities calculated the value per share of the common stock of the Target Company utilizing the Average Stock Price Analysis, the Comparison of Similar Companies Analysis and the Discounted Cash Flow Analysis (the “DCF Analysis”). The Valuation Report indicated that the value per share of the common stock of the Target Company was 859 yen – 931 yen based on the Average Stock Price Analysis, 1,340 yen – 1,460 yen based on the Comparison of Similar Companies Analysis and 1,583 yen – 2,038 yen based on the DCF Analysis.

III.	Process of determination of the Tender Offer Price based on the Valuation Report

In determining the purchase price in the Tender Offer, the Company reviewed the per share values presented by each method shown in the Valuation Report prepared by Nomura Securities, and the Company also considered the premiums granted over the market price in past tender offer cases for share certificates, etc. launched by non-issuers. The Tender Offer Price of 2,010 yen per share was determined at Company’s board meeting held on February 1, 2008, after review of such factors as (i) whether or not the Target Company would support the Tender Offer, (ii) trends in the market price of the Target Company’s shares, and (iii) the outlook for the Tender Offer and other factors, as well as the results of discussions and negotiations with the Target Company.

IV.	Measures Taken to Ensure Fairness of the Tender Offer Price

The Target Company believed it necessary to follow deliberate procedures with respect to the price and other terms and conditions of the Tender Offer in order to ensure fairness thereof for the benefit of the shareholders of the Target Company other than the Company, because the Company is a parent company of the Target Company, and the Target Company resolved to newly establish an independent assessment committee consisting of the members independent from both the Company and the Target Company and to consult the committee on the appropriateness, etc. of the Tender Offer. Thereafter, the committee, whose members were appointed by the board of directors of the Target Company, submitted to the board of directors its report regarding the items submitted for deliberation.

Also, the Target Company received a valuation report on the shares from Deloitte Tohmatsu, which is a third party appraiser independent from both the Company and the Target Company.

On the basis of the said reports, the Target Company, at a board meeting held on February 1, 2008, carefully reviewed the terms and conditions of the Tender Offer and resolved to support the Tender Offer, recommending the shareholders of the Target Company to tender their shares in the Tender Offer.

V.	Measures to Avoid Conflict of Interests

In order to avoid any conflict of interests between the Company and the Target Company, as noted above, the Company and the Target Company separately obtained, from a third party appraiser independent from both the Company and the Target Company, valuation reports regarding the Target Company’s shares and referred to such reports to determine the purchase price for the Target Company’s shares or to decide whether or not to support the Tender Offer. Also, the resolution of the above Target Company’s board meeting was adopted, with reference to the valuation report from Deloitte Tohmatsu, the decision made by the independent assessment committee described above and the advice from the Target Company’s legal advisor, Bingham McCutchen Murase LLP, Sakai Mimura Aizawa Law Office – Foreign Law Joint Enterprise.

In addition, in order to avoid any conflict of interests between the Company and the Target Company, the following corporate auditors of the Target Company refrained from presenting their opinions in the discussions and in relation to the resolution of the board meeting of the Target Company regarding the Tender Offer: Minoru Fujishima and Noriaki Yoshida, each concurrently serving as an employee of the Company. Also, in order to avoid any conflict of interests between the Company and the Target Company, the board of directors of the Target Company refrained from seeking any advice in connection with the Tender Offer from the Target Company’s advisor, Yasuaki Waki, serving concurrently as a director of the Company.

c.	Relationship with the Third Party Appraiser

Nomura Securities Co, Ltd. is not a related party of the Company or the Target Company.
(5)	Number of Share Certificates, etc. to be Purchased in the Tender Offer

Type of Share	(i) Expected Number	(ii) Minimum	(iii) Maximum
Certificates, etc.	of Shares to be	Number of Shares to	Number of Shares to
	Purchased if	be Purchased if	be Purchased if
	Converted into	Converted into	Converted into
	Shares (if any)	Shares (if any)	Shares (if any)

Share Certificates	5,022,000 shares	– shares	– shares

Share Acquisition Right Certificates	– shares	– shares	– shares

Corporate Bond Certificates with Share Acquisition Rights	– shares	– shares	– shares

Depositary Receipts for Share Certificates, etc. ( )	– shares	– shares	– shares

Total	5,022,000 shares	– shares	– shares

(Note 1)
Since the Company has not set any upper limit or lower limit to the number of shares to be purchased through the Tender Offer, all of the tendered share certificates, etc. are to be purchased through the Tender Offer. Expected Number of Share Certificates, etc. to be purchased in the Tender Offer (“Expected Number to be Purchased”) represents, as shown in the “Expected Number of Shares to be Purchased if Converted into Shares (if any)” the number of shares which was calculated by deducting from the total of 10,267,000 issued shares in the Target Company as of June 30, 2007 (as shown in the 53rd Semi-annual Securities Report submitted by the Target Company on September 25, 2007), the 5,236,000 shares that the Company owns and the 9,000 treasury shares that the Target Company holds.

(Note 2)
Shares constituting less than a whole unit will also be subject to purchase through the Tender Offer. However, to tender such shares, the relevant share certificates (unless such share certificates are kept in the custody of the Japan Securities Depository Center, Inc. (the “JSDC”) through the Tender Offer Agent (as described in “(11) Tender Offer Agent”)) must be submitted to the Tender Offer Agent.

(Note 3)	The 9,000 treasury shares held by the Target Company as of June 30, 2007 are not planned to be purchased through the Tender Offer.
(6)	Changes in Holding Ratio of Share Certificates, etc. After the Tender Offer

Number of Voting Rights of Share Certificates, etc., Owned by the Tender Offeror Before the Tender Offer	52,360 units	(Holding Ratio of Share Certificates, etc. Before the Tender Offer: 51.04%)
Number of Voting Rights relating to Share Certificates, etc., Owned by the Specially Related Parties Before the Tender Offer	1,740 units	(Holding Ratio of Share Certificates, etc. Before the Tender Offer: 1.70%)
Number of Voting Rights relating to Share Certificates, etc., to be Purchased	50,220 units	(Holding Ratio of Share Certificates, etc. After the Tender Offer: 100.00%)
Number of Voting Rights of the Shareholders, etc. in Total of the Target Company	102,578 units

(Note 1)	The “Number of Voting Rights relating to Share Certificates, etc., to be Purchased”

is the total number of voting rights with respect to the “Expected Number of Shares to be Purchased” (5,022,000) in the Tender Offer.

(Note 2)
The “Number of Voting Rights relating to Share Certificates, etc., Owned by the Specially Related Parties Before the Tender Offer” is the total number of voting rights with respect to the share certificates, etc. owned by each Specially Related Party (excluding the treasury shares held by the Target Company). However, given that shares certificates, owned by Special Related Parties (excluding the treasury shares held by the Target Company), constituting less than a whole unit are also subject to purchase through the Tender Offer, in order to avoid double counting, for the purpose of calculating “Holding Ratio of Share Certificates, etc., After the Tender Offer”, “Number of Voting Rights relating to Share Certificates, etc., Owned by the Specially Related Parties Before the Tender Offer” is not included in the numerator.

(Note 3)
The “Number of Voting Rights of the Shareholders, etc. in Total of the Target Company” represents the number of voting rights of all the shareholders as of June 30, 2007 (as shown in the 53rd Semi-annual Securities Report submitted by the Target Company on September 25, 2007). However, given that shares constituting less than a whole unit are also subject to purchase through the Tender Offer, for the purpose of calculating “Holding Ratio of Share Certificates, etc. Before the Tender Offer” and “Holding Ratio of Share Certificates, etc., After the Tender Offer”, the “Number of Voting Rights of the Shareholders in Total of the Target Company” is calculated to be 102,580 units. This number is calculated by deducting the 9,000 treasury shares that the Target Company held as of June 30, 2007 (as shown in the said 53rd Semi-annual Securities Report) from the total of 10,267,000 issued shares in the Target Company as of June 30, 2007 (as shown in the said 53rd Semi-annual Securities Report).

(Note 4)	The “Holding Ratio of Share Certificates, etc. Before the Tender Offer” and “Holding Ratio of Share Certificates, etc., After the Tender Offer” are rounded off to the second decimal place.
(7)	Aggregate Purchase Price: 10,094 million yen
(Note)	The “Aggregate Purchase Price” is calculated by multiplying the Tender Offer price per share (2,010 yen) by the Expected Number to be Purchased (5,022,000 shares).

(8)	Method of Settlement
a.	Name and Address of Head Offices of Securities Companies and Banks, etc. in Charge of Settlement

Nomura Securities Co., Ltd. 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

b.	Commencement Date of Settlement

Tuesday, March 25, 2008

c.	Method of Settlement

A notice of purchase will be mailed to the address or location of the tendering shareholder (or the standing proxy in the case of non-Japanese shareholders) without delay after the expiration of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent will, in accordance with the instructions of tendering shareholders, remit the purchase price without delay after the commencement date of settlement to the account designated by the tendering shareholder or pay at the head office or branch offices of the Tender Offer Agent.

d.	Method of Return of Share Certificates, etc.

In the event that all of the tendered share certificates, etc. are not purchased under the terms mentioned in “b. Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosure of Withdrawal” under “(9) Other Conditions and Methods of Purchase, etc.”, promptly on or after the commencement date of settlement, (or the date of withdrawal, etc. in the event that the Tender Offer is withdrawn), the tendered share certificates, etc. will be mailed to tendering shareholder (or the standing proxy in the case of non-Japanese shareholders), or in cases where share certificates, etc. were kept in the custody of the Tender Offer Agent (or by JSDC through the Tender Offer Agent) as of the application, the share certificates, etc. will be returned to their original state of custody as of the application.

(9)	Other Conditions and Methods of Purchase, etc.
a.	Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Financial Instruments and Exchange Law (the “Law”)

Since the Company has not set any upper limit or lower limit to the number of shares to be purchased through the Tender Offer, all of the tendered share certificates, etc. will be purchased through the Tender Offer.

b.	Conditions of Withdrawal of Tender Offer, Details thereof and Method of Disclosure of Withdrawal

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9 and 1.12 through 1.18, Items 3.1 through 3.8, and Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order of the Financial Instruments and Exchange Law (the “Enforcement Order”), the Tender Offeror may withdraw the Tender Offer. In the event that the Tender Offeror plans to withdraw the Tender Offer, it must make a pubic notice electronically, and then post notice in the Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is difficult to make such public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to Article 20 of the Cabinet Office Ordinance on Disclosure of Take Over Bid of Shares, etc. Conducted by Non-issuers (the “TOB Order”) and make the public notice immediately thereafter.

c.	Conditions of Reduction of Purchase Price, etc., Details thereof and Method of Disclosure of Reduction

Should the Target Company conduct any of the acts listed in Article 13, Paragraph 1 of the Enforcement Order, in accordance with Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer Price may be reduced in accordance with the criteria set forth under Article 19, Paragraph 1 of the TOB Order. In the event that the Tender Offeror plans to reduce the Tender Offer Price, it must make a public notice electronically, and then post notice in the Nihon Keizai Shimbun that such public notice has been made; provided, however, that if it is difficult to make such public notice by the last day of the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to Article 20 of the TOB Order and make the public notice immediately thereafter. If any reduction of the Tender Offer Price is made, purchase of the share certificates, etc. tendered before the date of such public notice will also be made in accordance with the conditions, etc. after such change(s).

d.	Matters Concerning Tendering Shareholders’ Right of Cancellation of Application

Any tendering shareholder may cancel the agreements relating to the Tender Offer at any time during the Tender Offer Period. Tendering shareholders who wish to cancel their tender must deliver, or send by mail, a cancellation notice stating that such tendering shareholder cancels his/her tender under the Tender Offer (the “Cancellation Notice”) together with a receipt of tender under the Tender Offer, to the head office or nationwide branch offices of the agent designated below by no later than 3:30 p.m. on the last day of the Tender Offer Period. Please note that the Cancellation Notice, if sent by mail, must be received by no later than 3:30 p.m. of the last day of the Tender Offer Period.

The agent who has the right to receive the Cancellation Notice:

Nomura Securities Co., Ltd.	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo (Or other nationwide branch offices)

No compensation for damages or penalty payment will be demanded of any tendering shareholder, etc. by the Company in the event that the application by the tendering shareholder, etc. is canceled. The cost of returning the share certificates, etc. held in the custody of the Tender Offeror will be borne by the Company.

e.	Method of Disclosure if the Conditions or other Terms of Tender Offer are Changed

In the event the Tender Offeror intends to change the terms and conditions, etc. of purchase, etc. with respect to the Tender Offer, a public notice providing the details of the change must first be issued electronically and then a public notice to such effect shall be published in the Nihon Keizai Shimbun. However, when it is difficult to issue such public notice before the last day of the Tender Offer Period, the Tender Offeror shall first make a public announcement in accordance with the procedures described in Article 20 of the TOB Order and shall release a public notice immediately thereafter. Once the amendment of the terms of the Tender Offer takes effect, the terms of the Tender Offer after such amendment shall also be applicable to the purchase of the shares already tendered before the date of such public notice.

f.	Method of Disclosure if Amendment Statement is Filed

If the Tender Offeror files an Amendment to the Registration Statement with the Director of the Kanto Local Financial Bureau, it will immediately make public those parts of such Amendment that relate to the contents of the Public Announcement of the Commencement of the Tender Offer in the way prescribed in Article 20 of the TOB Order. At the same time, the Tender Offeror will immediately amend the Tender Offer Explanatory Statement and deliver the amended Tender Offer Explanatory Statement to the tendering shareholders who have already received the original Tender Offer

Explanatory Statement. However, if the scope of such amendment is limited to a small portion, the Tender Offeror may, instead of delivering an amended Tender Offer Explanatory Statement, prepare and deliver a written document describing the reasons for such amendment, matters amended and the description after such amendment to the tendering shareholders.

g.	Method of Disclosure of Results of Tender Offer

The results of the Tender Offer will be publicly announced in the way prescribed in Article 9-4 of the Enforcement Order and in Article 30-2 of the TOB Order on the date immediately following the last day of the Tender Offer Period.

h.	Other Items

The Tender Offer will not be carried out in the U.S. or for the U.S., directly or indirectly, nor will it be conducted using U.S. mail service or other methods or means of inter-state trade or international trade, including but not limited to, telephone, telex, facsimile, e-mail, internet communication, or via securities exchange facilities in the U.S. Applying for the Tender Offer using the methods or means described above or via securities exchange facilities in the U.S., is not permitted. The Tender Offer registration statements and relevant documents may not be sent or distributed in, to, or from the U.S. by mail or other means. Such mail or distribution is not authorized. Application for the Tender Offer violating the above restrictions directly or indirectly will not be processed.

In case of application, tendering shareholders (or the standing proxy in the case of non-Japanese shareholders) may each be asked to represent and warrant the Tender Offer Agent to the effect that: they are not in the U.S. neither at the time of the application nor the time of sending an application form for the Tender Offer; that no information regarding the Tender Offer including its copy has been received or sent in, to or from the U.S., directly or indirectly; that mail services in the U.S. or other methods or means of inter-state trade or international trade (including but not limited to, telephone, telex, facsimile, e-mail, internet communication), or securities exchange facilities in the U.S. have not been used with respect to the Tender Offer or for signing and delivering the application form for the Tender Offer, directly or indirectly; and that they are not acting as an agent, a trustee or a mandatory for others without discretion (excluding cases where such others are giving all the instructions on the Tender Offer from outside the U.S.).

(10)	Date of Public Notice of Commencement of the Tender Offer

February 4, 2008

(11)	Tender Offer Agent

Nomura Securities Co., Ltd. 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
3. Plan, etc. After the Tender Offer and Future Outlook
(1)	Plan, etc. After the Tender Offer

Please refer to “1. Purpose of the Tender Offer” for the plan, etc. after the Tender Offer.

(2)	Forecast of the Effect on Future Business Performance

The Company will disclose the Tender Offer’s impact on its forecast of the business performance for the fiscal year ending December 2008, promptly after it has been determined.
4. Other Items
(1)	Agreements between the Tender Offeror and Target Company or its Directors/ Officers, and the Details Thereof

The Tender Offer is supported by the Target Company’s board of directors.

(2)	Other Information Deemed to be Necessary for the Target Company’s Shareholders to Determine whether to Tender Their Shares

On January 25, 2008, the Target Company announced at the JASDAQ Securities Exchange a summary report on its financial results (kessan-tanshin) for the fiscal year ended December 31, 2007. According to such announcement, the non-consolidated profit and loss, etc. of the Target Company for the same period is as follows. Please note that the information below is a partial extract from the public announcement by the Target Company. The Company is not in a position to verify the accuracy or reliability of the contents, and actually the Company has not verified the same. Please see the press release made by the

          Target Company for the details.
     i. Profit and Loss (Non-consolidated)

Fiscal Year Ended	December 2007
	(53rd Term)
Net sales (thousand yen)		36,684,605
Cost of sales (thousand yen)		32,496,389
Selling, general and administrative expenses (thousand yen)		2,767,069
Non-operating income (thousand yen)		324,224
Non-operating expenses (thousand yen)		164,302
Net income (thousand yen)		855,486

ii. Per Share Information (Non-consolidated)

Net income per share (yen)		83.40
Dividend per share (yen)		20.00
Net assets per share (yen)		1,641.10

- End of Statement -

          Please be advised that any person who has accessed the information contained in this Press Release may be restricted from purchasing or otherwise trading the shares, etc. of Nisca Corporation, as a first recipient of information under the regulations on insider trading, until 12 hours have passed since the publication of this Press Release (i.e., since this press release is published on the Tokyo Stock Exchange’s Timely Disclosure Information Access Service), pursuant to Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of the Enforcement Order thereunder. In addition, please note that the Company shall not be held responsible for any criminal, civil or administrative charges brought against any person for his/her purchase or other trade.
          This Press Release is for the announcement of the Tender Offer for shares of Nisca Corporation by the Company to the public and is not prepared for the purpose of soliciting the sale of share certificates related to the Tender Offer or a subscription to the Tender Offer. If you would like to offer for sale your shares in the Tender Offer, please ensure that you review the Tender Offer Explanatory Statement (kokai kaitsuke setsumeisho) prepared by us in advance and offer your shares for sale at your own discretion as a shareholder.
          This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may be concluded on the basis of this Press Release (or a part of it) or the distribution thereof.
          There may be some nations or regions which legally restrict the announcement, issuance or distribution of this Press Release. In such case, please pay attention to and comply with those restrictions. In the nations or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or to sell share certificates in connection with the Tender Offer, and it shall be deemed to be distribution of materials for reference purpose only.